FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated May 6, 2008
2.	Press release dated May 21, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

06 May 2008

ARM Enables Rapid Deployment of Microsoft Windows Embedded CE on ARM Processors with RealView ICE

Support for the Microsoft Extended Debugging Interface (eXDI) in ARM RealView ICE significantly improves visibility and control of any ARM processor-based platform being used for Windows Embedded CE Operating System development

CAMBRIDGE, UK – May 6, 2008 – ARM [(LSE:ARM) (Nasdaq:ARMH)]   today announced that working in collaboration with Microsoft, the ARM® RealView®  ICE tool, a member of the RealView family of development tools, will enable enhanced hardware-assisted debug for the Microsoft Visual Studio software development tool . The Extended Debugging Interface (eXDI) drivers developed by ARM for the RealView ICE unit enables Windows Embedded CE operating system developers to immediately take advantage of the extended debug capabilities enabled by the ICE unit to gain full visibility and control of the ARM processor-based hardware.

“By leveraging the RealView ICE unit for hardware assisted debug from the Microsoft Visual Studio debug environment, our customers now have an increased level of debug visibility,” said Kim Chau, Silicon Vendor Partner Marketing manager, Windows Embedded Business, Microsoft Corp. “Coupling ARM’s expertise on silicon, tools and technologies with Microsoft’s Windows Embedded CE is a natural fit that enables our mutual customers to reduce both time-to-market and overall project risk.”

The RealView ICE unit connects to the Microsoft Visual Studio IDE through the eXDI adaptation layer and a GUI extension is provided enabling access to additional debug functions and the ARM processor features. The unique combination of the RealView ICE unit with the Microsoft software development tools enables the Windows Embedded CE operating system to be downloaded and brought up over an industry -standard JTAG connection, prior to any functional Ethernet or serial communication port implementation. The additional ability to directly control the processor core during the hardware bring-up enables debug to commence even before the kernel starts.

“Customers wanted the in-depth visibility of the ARM processor combined with the familiarity of the Microsoft development tools for the Windows Embedded CE operating system to enable fast time-to-market for highly-differentiated products,” said Mark Onions, director of Marketing, System Design Division, ARM. “The comprehensive support for all ARM processors and the RealView ICE unit’s unique ability to be plugged into a tool chain of choice enables silicon providers and OEMs to immediately benefit from the reduced project risk and maximized tools investment.

About RealView ICE

The ARM RealView ICE unit provides a leading-edge JTAG run-control solution for the connection and control of silicon (or hardware emulations of silicon) and the development of software. This essential product enables access and control of the inner-most functions of the processor core for optimal software debug and test, significantly improving application time-to-market and ensuring the highest degree of software quality.

The RealView ICE unit delivers the performance required by today’s developers of sophisticated system-on-chip (SoC) devices and embedded system software for all ARM processors and ARM CoreSight™ debug technology. The product provides a universal-ARM solution, i.e. one unit supports all ARM processors in single, multi-core, homogenous and heterogeneous architectures, offering an unparalleled depth and breadth of support for ARM processor-based devices.

Availability

ARM RealView ICE eXDI2  software for use with Microsoft Platform Builder for Windows CE 5.0 is available now and support for Windows Embedded CE 6.0 will be available in Q2 2008, free-of-charge via electronic download from the ARM website.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM and RealView are registered trademarks of ARM Limited. CoreSight is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Starlayne Meza
Text 100
+1 415 593 8431
starm@text100.com

Michelle Spencer
ARM
+44 1628 427 780
michelle.spencer@arm.com

Item 2

21 May 2008

ARM Licenses Latest Multiprocessor Technology to Toshiba

Toshiba adopts Cortex-A9 MPCore multicore processor, Cortex-R4F processor and other ARM technology

CAMBRIDGE, May. 21, 2008 – ARM [(LSE:ARM); (Nasdaq:ARMH)] , today announced a major technology licensing agreement with Toshiba Corporation encompassing the ARM® Cortex™ -A9 processor, the Cortex-R4F processor, NEON™ SIMD technology, PrimeCell® peripherals and CoreSight™ on-chip trace and debugging technology. This comprehensive adoption of ARM technology by Toshiba, and its Cortex-M3 processor license last year (see Toshiba Selects ARM Cortex-M3 Processor For Automotive Applications), will enable the company to provide an ARM Powered® system-on-chip portfolio across the full performance spectrum.

The Cortex-A9 MPCore multicore processor is ideal for smartphones, mobile internet devices (MIDs) and consumer electronics whereas the Cortex-R4F processor has been designed for embedded use in hard-disk drives, automotive safety systems, mobile baseband, and printer applications.

"This comprehensive licensing agreement adds strategic strength to our ARM Cortex portfolio," said Yasuo Kawahara, General Manager of System LSI   Sales and Marketing Division, Toshiba's Semiconductor Company. "We are now positioned to fully respond to market needs by exploiting the total potential of ARM powered system-on-chip solutions. We expect the agreement to make a major contribution to expanding Toshiba's business."

ARM MPCore technology increases performance scalability and control over power consumption, enhancing the functionality of high-performance devices operating within tight power constraints. The Cortex-A9 MPCore multicore processor is ARM’s second-generation MPCore processor capable of delivering 2.50 DMIPS/MHz per CPU and has been developed to deliver advanced MPCore technology to a breadth of new application markets. To simplify and broaden the adoption of multicore solutions, the Cortex-A9 processor supports system-level coherence with accelerators and DMA to increase performance and reduce power consumption at the system level. The Cortex-R4F processor is designed for deeply embedded applications and provides greater performance than any other processor with similar die size to meet the diverse needs of the embedded microprocessor market.

In addition to the Cortex processors, the agreement included other ARM technology including ARM NEON technology that provides advanced SIMD technology for advanced multimedia, gaming and compute intensive applications; ARM CoreSight on-chip debug and trace technology; and ARM PrimeCell peripheral IP including cache controllers, interrupt controllers and DMA controllers.

“This licensing agreement signifies Toshiba’s firm support for ARM technology,” said Graham Budd, EVP and general manager, Processor Division, ARM. “Our latest agreement with Toshiba demonstrates the continued and ever growing market demand for the ARM Cortex-A9 MPCore multicore processor as well as the Cortex-R4F processor. By leveraging the Cortex family of processors along with the other advanced ARM technology, Toshiba can offer optimized, brand new solutions for every segment of the device market.”

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 32-bit RISC microprocessors, graphics processors, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and PrimeCell are registered trademarks of ARM Limited. Cortex, MPCore, NEON and CoreSight are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Stuart Gill Text100 +44 8846 0758 stuart.gill@text100.co.uk	Alan Tringham ARM + 44 1223 400947 alan.tringham@arm.com	Erik Ploof ARM +1 425 880 6033 erik.ploof@arm.com